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                            TRIPLE CROWN MEDIA, INC.
                              546 EAST MAIN STREET
                            LEXINGTON, KENTUCKY 40508

October 21, 2005

VIA ELECTRONIC TRANSMISSION
AND OVERNIGHT COURIER

Larry Spirgel, Esq.
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0406

Re: Triple Crown Media, Inc.
    Registration Statement on Form S-4, File No. 333-128720

Dear Mr. Spirgel:

Reference is made to the comments of the Staff of the Securities and Exchange Commission (the "Commission") with respect to the above referenced Registration Statement on Form S-4 (the "Registration Statement") of Triple Crown Media, Inc., a Delaware corporation (the "Company" or "TCM"), in your letter dated October 14, 2005 (the "Comment Letter").

In accordance with the telephone conversation between the Staff and counsel for Bull Run Corporation held on October 19, 2005, we have filed Amendment No. 1 to the Registration Statement today with the Commission. I am writing to respond to the comments of the Staff and to indicate the changes that have been made in the Registration Statement. Eight clean copies of the Registration Statement, without exhibits and eight marked courtesy copies are enclosed for your reference. The marked copies show the changes since the filing of the Registration Statement on September 13, 2005.

For your convenience, your comments are set forth in this letter, followed by our responses.

General

1. We note that you are using the Form S-4 to register the shares to be issued upon consummation of the spin-off and the merger. Please note that Form S-1 (or Form S-3 if eligible) is the appropriate form for the issuance of the shares in the spin-off. Accordingly, please file all subsequent amendments on a joint Form S-1/S-4.

     WE WILL FILE ALL SUBSEQUENT AMENDMENTS ON A JOINT FORM S-1/FORM S-4.

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Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 2


Prospectus Cover Page/Letter to Bull Run Shareholders

2. Please state in both the letter to Bull Run Shareholders and the letter to the Gray shareholders the total number of TCM shares currently expected to be issued under the proposed merger, as required by Item 501(b)(2) of Regulation S-K.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO STATE IN BOTH THE LETTER TO BULL RUN SHAREHOLDERS AND THE LETTER TO GRAY SHAREHOLDERS THE TOTAL NUMBER OF TCM SHARES CURRENTLY EXPECTED TO BE ISSUED UNDER THE PROPOSED MERGER.

3. Please disclose prominently in both letters to shareholders the value of the merger consideration Bull Run shareholders will receive is currently unknown and disclose the approximate percentage of TCM that the Gray shareholders and Bull Run shareholders will own after the merger is completed. Please also disclose the $40 million that TCM will pay to Gray.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE PROMINENTLY IN BOTH LETTERS TO SHAREHOLDERS THAT THE VALUE OF THE MERGER CONSIDERATION BULL RUN SHAREHOLDERS WILL RECEIVE IS CURRENTLY UNKNOWN AND THE APPROXIMATE PERCENTAGE OF TCM THAT THE GRAY SHAREHOLDERS AND BULL RUN SHAREHOLDERS WILL OWN AFTER THE MERGER IS COMPLETED. WE HAVE ALSO DISCLOSED THE $40 MILLION THAT TCM WILL PAY TO GRAY IN CONNECTION WITH THE SPIN-OFF.

4. Please revise to clearly indicate that the proxy statement and form of proxy are preliminary copies. See Rule 14a-6(e)(1).

     WE HAVE REVISED THE REGISTRATION STATEMENT TO INDICATE THAT THE PROXY STATEMENT AND FORM OF PROXY ARE PRELIMINARY COPIES.

5. Your description of the transaction is overly mechanical. Please revise to explain the business of TCM following the spin-off using clear, everyday language.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO REVISE THE DESCRIPTION OF THE TRANSACTION AND TO EXPLAIN THE BUSINESS OF TCM FOLLOWING THE SPIN-OFF.

6. In the paragraph where you disclose that certain directors, officers and shareholders have interests that are different from the interests of other Bull Run shareholders, please also disclose the positions that Messrs. Robinson, Prather and Howell have with each company. Please similarly disclose this in Gray Television's letter to its shareholders. Please also disclose in this letter the percent of Bull Run's common stock and each class of preferred stock that the executive officers and directors own as a group. Please also disclose that they have orally agreed to vote in favor of the Merger Agreement and that, as a result, the officers and directors are able to approve the Merger Agreement and the merger without the affirmative vote of any other shareholder of Bull Run.

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Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 3


     WE HAVE REVISED THE REGISTRATION STATEMENT TO ADD ADDITIONAL DISCLOSURE REGARDING THE CONFLICTS OF INTERESTS, AMOUNT OF SECURITIES OWNED AND THE ORAL AGREEMENT OF THE OFFICERS AND DIRECTORS TO VOTE IN FAVOR OF THE MERGER AGREEMENT.

Bull Run Corporation Notice of Special Meeting of Shareholders

7. We note your disclosure that "[y]our vote is very important." Please tell us in your response letter and clarify in your letter to shareholders why the vote of Bull Run's shareholders is important given that the officers and directors of Bull Run can approve the merger without the affirmative vote of any other Bull Run shareholder. For example, in the event that a significant number of unaffiliated Bull Run shareholders vote to not approve the merger, would Bull Run consider requesting revised terms of the proposed merger?

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DELETE THE REFERENCE TO "[Y]OUR VOTE IS VERY IMPORTANT."

Questions and Answers, page 1

8. This section is too long and overwhelms the forefront of your document. The purpose of this section should be to anticipate likely questions regarding the transaction, not to summarize the transaction. Compare the Q&A with your summary and remove the repetitive disclosure from the Q&A unless the information is what one would typically expect a shareholder to inquire about.

     WE HAVE REVISED THE Q&A SECTION OF THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENT.

9. Add a Q&A entitled "Why does the Bull Run board of directors want shareholders to vote on the transaction since the transaction will be approved by insiders?"

     WE HAVE REVISED THE REGISTRATION STATEMENT TO ADD A NEW Q&A IN RESPONSE TO THE STAFF'S COMMENT.

Summary, page 13

The Companies, page 13

10. In your brief discussion of Bull Run's and Gray's businesses, please note their current financial condition, including revenues and net income or losses for both companies for fiscal 2004.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THE CURRENT FINANCIAL CONDITION, INCLUDING REVENUES AND NET INCOME OR LOSSES FOR BOTH GRAY AND BULL RUN FOR FISCAL 2004.

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Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 4


The Merger, page 16

Conditions, page 19

11. We note your disclosure that each of the conditions can be waived. Disclose whether it is the Bull Run board's intent to resolicit shareholder approval of the merger if either party waives material conditions. Note our position that resolicitation is generally required when companies waive material conditions to a merger.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO STATE THAT IN THE EVENT THAT A MATERIAL CONDITION TO THE MERGER IS WAIVED BY ONE OF THE PARTIES TO THE MERGER AGREEMENT, THE BULL RUN BOARD OF DIRECTORS DOES NOT INTEND TO RESOLICIT SHAREHOLDER APPROVAL OF THE MERGER. AS PREVIOUSLY DISCLOSED, THE OFFICERS AND DIRECTORS OF BULL RUN BENEFICIALLY OWN A SUFFICIENT NUMBER OF SHARES OF BULL RUN COMMON STOCK AND BULL RUN PREFERRED STOCK TO APPROVE THE MERGER WITHOUT THE AFFIRMATIVE VOTE OF ANY OTHER BULL RUN SHAREHOLDER. THESE OFFICERS AND DIRECTORS HAVE ORALLY INDICATED TO BULL RUN'S MANAGEMENT THAT THEY INTEND TO VOTE THEIR SHARES OF BULL RUN CAPITAL STOCK IN FAVOR OF THE MERGER. ACCORDINGLY, THE BULL RUN BOARD OF DIRECTORS BELIEVES THAT ANY RESOLICITATION WOULD BE MEANINGLESS INSOFAR AS IT WOULD HAVE NO EFFECT ON THE ULTIMATE OUTCOME OF THE SHAREHOLDER VOTE. AS INDICATED IN THE REVISED DISCLOSURE IN RESPONSE TO COMMENT #9, THE BULL RUN BOARD OF DIRECTORS IS SEEKING SHAREHOLDER APPROVAL TO DETERMINE WHETHER THE PUBLIC SHAREHOLDERS AGREE WITH THE DETERMINATION REACHED BY THE BULL RUN SPECIAL COMMITTEE AND THE BULL RUN BOARD OF DIRECTORS AND TO DETERMINE WHETHER MANAGEMENT WILL HAVE THE SUPPORT OF THE PUBLIC SHAREHOLDERS ON A GOING-FORWARD BASIS. CONSISTENT WITH THEIR FIDUCIARY DUTIES, ANY DECISION BY THE BULL RUN BOARD OF DIRECTORS TO WAIVE A MATERIAL CONDITION TO THE MERGER WILL ONLY BE MADE AFTER A DETERMINATION BY THE BULL RUN SPECIAL COMMITTEE OF WHAT WOULD BE IN THE BEST INTERESTS OF THE BULL RUN SHAREHOLDERS.

Comparative Historical and Pro Forma Per Share Data, page 29

12. Please refer to the last paragraph. We are unable to locate the pro forma equivalent per share data. Revise or advise.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THE PRO FORMA EQUIVALENT PER SHARE DATA.

Risk Factors, page 32

13. Ensure that each caption clearly reflects the risk that you discuss in the text. Many of your risk factors either state a fact or uncertainty or merely allude to a risk. Others do not accurately describe the risk being discussed. See, for example:

          - The deal-protection provisions of the Merger Agreement . . ., page 33

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Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 5


          - At the time of the spin-off Gray creditors may attempt . . ., page 33

          -    Certain directors, officers and shareholders of Gray . . ., page
               33

          - TCM's advertising revenue is subject to seasonal fluctuations, page 35

          -    TCM operates in highly competitive industries, page 35

          - TCM's results of operations are dependent upon the price . . ., page 36

          -    TCM's development of new publications for its markets . . ., page
               37

          - TCM will be required to evaluate its goodwill and FCC licenses . . ., page 38

          -    TCM is subject to environmental laws and regulations, page 38

          - Bull Run's business is very competitive and some of its competitors . . ., page 40

          -    Bull Run is subject to environmental laws and regulations, page
               41

          - The Newspaper Publishing Business and the GrayLink Wireless . . ., page 41

          - TCM will increase its leverage as a result of the Refinancing, page 43

     These are only examples. Revise throughout to succinctly state in your caption the particular risk that results from the uncertainty, and tailor the caption to reflect the particular risk to you or potential investors.

     WE HAVE REVISED THE CAPTIONS IN THE RISK FACTORS SECTION OF THE REGISTRATION STATEMENT TO CLEARLY REFLECT THE RISK THAT WE DISCUSS IN THE TEXT.

TCM's business, financial condition and results of operations . . ., page 32

14. Disclose the several existing material contracts of Bull Run that require consent and quantify how much revenue these contracts represent.

     UPON FURTHER REFLECTION, BULL RUN HAS DETERMINED THAT THIS RISK FACTOR IS NOT APPLICABLE. BULL RUN HAS ONLY ONE REVENUE-GENERATING MATERIAL CONTRACT THAT WILL REQUIRE THIRD PARTY CONSENT IN CONNECTION WITH THE MERGER, AND THE TOTAL ANNUAL REVENUE CURRENTLY DERIVED FROM THIS CONTRACT IS $1,000,000. THEREFORE, EVEN IF CONSENT TO THE MERGER IS WITHHELD WITH RESPECT TO THIS CONTRACT, TCM'S FINANCIAL

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Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 6


     CONDITION AND RESULTS OF OPERATIONS SHOULD NOT BE MATERIALLY IMPACTED. AS A RESULT, THIS RISK FACTOR HAS BEEN DELETED.

Gray and Bull Run will incur substantial expenses . . ., page 32

15.  Quantify these expenses for each of Gray and Bull Run.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THE EXPENSES FOR GRAY AND BULL RUN.

Failure to complete the merger . . ., page 33

16. Please expand your disclosure to address why the failure to complete the merger could cause Bull Run's stock price to decline.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO ADDRESS WHY THE FAILURE TO COMPLETE THE MERGER COULD CAUSE BULL RUN'S STOCK PRICE TO DECLINE.

Certain directors, officers and shareholders of Gray, TCM and Bull Run . . ., page 33

17. Please expand your disclosure to briefly describe these interests and clarify the risk to investors.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO EXPAND THE DISCLOSURE AND CLARIFY THE RISK TO INVESTORS UNDER THIS RISK FACTOR.

TCM depends on the economics and demographics . . ., page 35

18. Disclose the geographic areas where TCM operates. Also, if certain geographical areas have had recent economic downturns, please consider describing how your business has been impacted.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THE GEOGRAPHIC AREAS WHERE TCM OPERATES. THERE HAVE BEEN NO SIGNIFICANT ECONOMIC DOWNTURNS IN ANY OF THESE MARKETS DURING THE PAST 10 YEARS.

TCM's advertising revenue is subject to seasonal fluctuations, page 35

19. Disclose the percent of TCM's 2004 advertising revenue that was attributable to the fourth quarter.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THE PERCENTAGE OF TCM'S 2004 ADVERTISING REVENUE THAT WAS ATTRIBUTABLE TO THE FOURTH QUARTER.

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 7


TCM operates in highly competitive markets, page 35

20. Disclose the markets where TCM's newspapers and other publications are located. Also, disclose the competitor that is referenced and the three newspaper markets where this competitor also operates.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THE MARKETS WHERE TCM'S NEWSPAPERS AND OTHER PUBLICATIONS ARE LOCATED, AND THE IDENTITY OF THE COMPETITOR IN THREE OF TCM'S NEWSPAPER MARKETS.

The FTC's "do not call" rule may adversely affect TCM's ability . . ., page 37

21. Please describe how the "do not call" rule has impacted your telephone marketing efforts.

     AFTER FURTHER CONSIDERATION, WE HAVE REVISED THE REGISTRATION STATEMENT TO DELETE THE RISK FACTOR REGARDING THE FTC'S "DO NOT CALL" RULE. AFTER THE RULE BECAME EFFECTIVE, TCM ADJUSTED ITS MARKETING STRATEGIES, AND TCM DOES NOT BELIEVE THAT THE RULE HAS A CONTINUING NEGATIVE EFFECT ON ITS BUSINESS.

Advances in technology could enable TCM's competitors . . ., page 38

22. Describe to the extent that TCM's competitors have introduced new technology and lowered prices.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THAT CELLULAR TELEPHONE COMPANIES HAVE ADDED TEXT MESSAGING CAPABILITIES, AND ALTHOUGH TEXT MESSAGING FOR CELLULAR PHONES HAS BEEN AROUND FOR SEVERAL YEARS WITH LITTLE IMPACT ON THE PAGING BUSINESS, IT COULD HAVE AN IMPACT ON OUR BUSINESS IN THE FUTURE. WE ARE NOT AWARE OF ANY SIGNIFICANT INVESTMENTS IN NEW TECHNOLOGY BEING INTRODUCED IN THE TRADITIONAL PAGING BUSINESS.

TCM will be required to evaluate its goodwill and FCC licenses . . ., page 38

23. Expand this risk factor so that investors can better assess the magnitude of this risk and how TCM's business could be impacted.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO EXPAND THIS RISK FACTOR SO THAT INVESTORS CAN BETTER ASSESS THE MAGNITUDE OF THIS RISK AND HOW TCM'S BUSINESS COULD BE IMPACTED.

War terrorism or general economic downturn . . ., page 39

24. Please avoid risk factors that could apply to any company. Generic risk factors do not represent meaningful disclosure. Accordingly, please delete this risk factor and the

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 8


     similar risk factor under Bull Run or significantly revise them to provide specific disclosure regarding how the business was impacted by prior similar events.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DELETE THE GENERIC RISK FACTORS.

Bull Run's Association Management business . . ., page 40

25. Briefly describe the requirements and timing to become an accredited association management company.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO BRIEFLY DESCRIBE THE REQUIREMENTS AND TIMING TO BECOME AN ACCREDITED ASSOCIATION MANAGEMENT COMPANY.

TCM may have potential conflicts of interest with Gray . . ., page 42

26.  Please clarify how these conflicts of interest may arise.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO CLARIFY HOW THESE CONFLICTS OF INTEREST MAY ARISE.

TCM will increase its leverage as a result of the Refinancing, page 43

27. To the extent possible, please quantify how much TCM's leverage will increase.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE HOW MUCH TCM'S LEVERAGE WILL INCREASE.

The Merger, page 52

Background of the Merger, page 53

28. Please disclose the "several other media companies" that announced spin-offs and clarify how these announcements impacted the decision to proceed with the spin-off.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THE MEDIA COMPANIES THAT ANNOUNCED SPIN-OFFS AND HOW THESE ANNOUNCEMENTS IMPACTED THE DECISION TO PROCEED WITH THE SPIN-OFF.

29. Please discuss further the negotiation of key aspects of the proposed deal, including:

          -    the exchange ratio and type of merger consideration;

          - the final percentage of outstanding TCM stock that TCM's shareholders and Bull Run's shareholders would own post-merger;

          -    the deal protection provisions;

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Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 9


          -    the tax sharing agreement; and

          -    the side letter.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO INCLUDE ADDITIONAL DISCLOSURE REGARDING THE NEGOTIATION OF THE KEY ASPECTS OF THE PROPOSED DEAL.

30. Please describe the alternatives presented by SunTrust Robinson Humphrey in greater detail and disclose the substance of the Bull Run Special Committee's July 11, 2005 discussions about the various alternatives.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO (1) DESCRIBE THE ALTERNATIVES PRESENTED BY SUNTRUST ROBINSON HUMPHREY IN GREATER DETAIL AND (2) DISCLOSE THE SUBSTANCE OF THE BULL RUN SPECIAL COMMITTEE'S JULY 11, 2005 DISCUSSIONS ABOUT THE VARIOUS ALTERNATIVES.

31. Please clarify whether the July 14 term sheet reflected all of the material terms that were ultimately agreed upon by the parties with the exception of the treatment of Mr. Robinson's cash advances.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO CLARIFY WHETHER THE JULY 14 TERM SHEET REFLECTED ALL OF THE MATERIAL TERMS THAT WERE ULTIMATELY AGREED UPON BY THE PARTIES WITH THE EXCEPTION OF THE TREATMENT OF MR. ROBINSON'S CASH ADVANCES.

Bull Run's Reasons for the Merger . . ., page 62

32. Please expand the disclosure to discuss what consideration the Bull Run special committee and Bull Run's board gave to potentially adverse factors.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO EXPAND THE DISCLOSURE TO DISCUSS WHAT CONSIDERATION THE BULL RUN SPECIAL COMMITTEE AND BULL RUN'S BOARD GAVE TO POTENTIALLY ADVERSE FACTORS.

Opinion of the Financial Advisor of the Bull Run Special Committee, page 63

Opinion of HL Financial, page 78

33. Please provide us with any analyses, reports, presentations, or similar materials, including projections and forecasts, provided to or prepared by Bull Run's or Gray's and TCM's financial advisors in connection with rendering the fairness opinions. We may have further comment upon receipt of these materials.

     COUNSEL FOR SUNTRUST ROBINSON HUMPHREY WILL SUPPLEMENTALLY PROVIDE (ON BEHALF OF SUNTRUST ROBINSON HUMPHREY AND BULL RUN) ON A CONFIDENTIAL BASIS FOR THE SUPPLEMENTAL INFORMATION OF THE STAFF, A COPY OF THE WRITTEN MATERIALS PROVIDED BY

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 10


     SUNTRUST ROBINSON HUMPHREY TO THE BULL RUN SPECIAL COMMITTEE IN CONNECTION WITH SUNTRUST ROBINSON HUMPHREY'S FAIRNESS OPINION. THESE MATERIALS WILL BE PROVIDED IN ACCORDANCE WITH RULE 12B-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT"), AND RULE 418(B) UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND SHALL NOT BE DEEMED FILED WITH OR PART OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT OR THE REGISTRATION STATEMENT OF WHICH THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT FORMS A PART. IN THIS SUBMISSION, COUNSEL FOR SUNTRUST ROBINSON HUMPHREY WILL REQUEST (ON BEHALF OF SUNTRUST ROBINSON HUMPHREY AND BULL RUN) PURSUANT TO RULE 12B-4 AND RULE 418(B), THAT THE MATERIALS FURNISHED BE RETURNED TO COUNSEL FOR SUNTRUST ROBINSON HUMPHREY UPON COMPLETION OF THE STAFF'S REVIEW.

     COUNSEL FOR HL FINANCIAL WILL SUPPLEMENTALLY PROVIDE (ON BEHALF OF HL FINANCIAL AND TCM) ON A CONFIDENTIAL BASIS FOR THE SUPPLEMENTAL INFORMATION OF THE STAFF, A COPY OF THE WRITTEN MATERIALS PROVIDED BY HL FINANCIAL TO THE TCM SPECIAL COMMITTEE AND TCM'S BOARD OF DIRECTORS AND THE GRAY SPECIAL COMMITTEE AND GRAY'S BOARD OF DIRECTORS IN CONNECTION WITH HL FINANCIAL'S FAIRNESS OPINION. THESE MATERIALS WILL BE PROVIDED IN ACCORDANCE WITH RULE 12B-4 UNDER THE SECURITIES EXCHANGE ACT, AND RULE 418(B) UNDER THE SECURITIES ACT, AND SHALL NOT BE DEEMED FILED WITH OR PART OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT OR THE REGISTRATION STATEMENT OF WHICH THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT FORMS A PART. IN THIS SUBMISSION, COUNSEL FOR HL FINANCIAL WILL REQUEST (ON BEHALF OF HL FINANCIAL AND TCM) PURSUANT TO RULE 12B-4 AND RULE 418(B), THAT THE MATERIALS FURNISHED BE RETURNED TO COUNSEL FOR HL FINANCIAL UPON COMPLETION OF THE STAFF'S REVIEW.

34. Please note that disclosure of financial forecasts prepared by management is generally required if the forecasts were provided to a third-party financial advisor, including a merging party's advisor. Accordingly, please disclose all material projections that were exchanged among Bull Run, Gray and their respective financial advisors, or advise us why they are not material. For example, please disclose the "certain historical and projected financial and operating data concerning Bull Run and the publishing and paging operations of Gray . . ." furnished to SunTrust Robinson Humphrey by Bull Run and Gray.

     COUNSEL FOR TCM WILL SUPPLEMENTALLY PROVIDE (ON BEHALF OF TCM) ON A CONFIDENTIAL BASIS FOR THE SUPPLEMENTAL INFORMATION OF THE STAFF, A COPY OF ALL MATERIAL PROJECTIONS THAT WERE EXCHANGED AMONG BULL RUN, GRAY AND THEIR RESPECTIVE FINANCIAL ADVISORS. THESE MATERIALS WILL BE PROVIDED IN CONNECTION WITH A REQUEST FOR CONFIDENTIAL TREATMENT OF SUCH MATERIALS PURSUANT TO RULE 83 OF THE FREEDOM OF INFORMATION ACT; AND SHALL NOT BE DEEMED FILED WITH OR PART OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT OR THE REGISTRATION STATEMENT OF WHICH THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT FORMS A PART.

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 11


35. Please disclose the dates that the fairness advisors were engaged to provide their advisory services. Also provide us with copies of the engagement letters.

     AS STATED IN THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, SUNTRUST ROBINSON HUMPHREY WAS FORMALLY ENGAGED BY THE BULL RUN SPECIAL COMMITTEE ON MAY 6, 2005. COUNSEL FOR SUNTRUST ROBINSON HUMPHREY WILL SUPPLEMENTALLY PROVIDE (ON BEHALF OF SUNTRUST ROBINSON HUMPHREY AND BULL RUN) ON A CONFIDENTIAL BASIS FOR THE SUPPLEMENTAL INFORMATION OF THE STAFF, A COPY OF THE ENGAGEMENT LETTER ENTERED INTO BETWEEN SUNTRUST ROBINSON HUMPHREY AND THE BULL RUN SPECIAL COMMITTEE IN CONNECTION WITH SUNTRUST ROBINSON HUMPHREY'S FAIRNESS OPINION. THESE MATERIALS WILL BE PROVIDED IN ACCORDANCE WITH RULE 12B-4 UNDER THE EXCHANGE ACT, AND RULE 418(B) UNDER THE SECURITIES ACT, AND SHALL NOT BE DEEMED FILED WITH OR PART OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT OR THE REGISTRATION STATEMENT OF WHICH THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT FORMS A PART. IN THIS SUBMISSION, COUNSEL FOR SUNTRUST ROBINSON HUMPHREY WILL REQUEST (ON BEHALF OF SUNTRUST ROBINSON HUMPHREY AND BULL RUN) PURSUANT TO RULE 12B-4 AND RULE 418(B), THAT THE MATERIALS FURNISHED BE RETURNED TO COUNSEL FOR SUNTRUST ROBINSON HUMPHREY UPON COMPLETION OF THE STAFF'S REVIEW.

     AS STATED IN THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC. WAS FORMALLY ENGAGED BY THE TCM SPECIAL COMMITTEE ON JUNE 9, 2005. COUNSEL FOR HL FINANCIAL WILL SUPPLEMENTALLY PROVIDE (ON BEHALF OF HL FINANCIAL AND TCM) ON A CONFIDENTIAL BASIS FOR THE SUPPLEMENTAL INFORMATION OF THE STAFF, A COPY OF THE ENGAGEMENT LETTERS ENTERED INTO BETWEEN HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL AND THE TCM SPECIAL COMMITTEE (WITH RESPECT TO THE FAIRNESS OPINION) AND HOULIHAN LOKEY HOWARD & ZUKIN FINANCIAL ADVISORS, INC. AND THE TCM SPECIAL COMMITTEE (WITH RESPECT TO THE SOLVENCY OPINION). THESE MATERIALS WILL BE PROVIDED IN ACCORDANCE WITH RULE 12B-4 UNDER THE EXCHANGE ACT, AND RULE 418(B) UNDER THE SECURITIES ACT, AND SHALL NOT BE DEEMED FILED WITH OR PART OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT OR THE REGISTRATION STATEMENT OF WHICH THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT FORMS A PART. IN THIS SUBMISSION, COUNSEL FOR HL FINANCIAL WILL REQUEST (ON BEHALF OF HL FINANCIAL AND TCM) PURSUANT TO RULE 12B-4 AND RULE 418(B), THAT THE MATERIALS FURNISHED BE RETURNED TO COUNSEL FOR HL FINANCIAL UPON COMPLETION OF THE STAFF'S REVIEW.

36. As required by Item 1015(b)(4) of Regulation M-A, please quantify the compensation that SunTrust Robinson Humphrey and Houlihan Lokey will receive in exchange for rendering their services in connection with this transaction. Also disclose the compensation that the SunTrust Robinson Humphrey received for the services it provided to Bull Run during the past two years pursuant to Item 1015(b)(4) of Regulation M-A.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THAT SUNTRUST ROBINSON HUMPHREY WILL RECEIVE COMPENSATION OF $500,000 IN EXCHANGE FOR RENDERING FINANCIAL ADVISORY SERVICES IN CONNECTION WITH THIS TRANSACTION. OF THIS TOTAL,

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 12


     $150,000 IS CONTINGENT UPON CONSUMMATION OF THE MERGER. EXCLUDING THE AFOREMENTIONED COMPENSATION, SUNTRUST ROBINSON HUMPHREY HAS NOT RECEIVED ANY COMPENSATION FOR SERVICES IT PROVIDED TO BULL RUN DURING THE 24 MONTHS PRIOR TO MAY 2005, WHEN IT WAS ENGAGED TO PROVIDE FINANCIAL ADVISORY SERVICES IN CONNECTION WITH THIS TRANSACTION.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO QUANTIFY THE COMPENSATION THAT HOULIHAN LOKEY WILL RECEIVE IN EXCHANGE FOR RENDERING THEIR SERVICES IN CONNECTION WITH THIS TRANSACTION.

37. Quantify the portion of the fees payable to each of the advisors that are contingent upon the consummation of the transactions. In addition, revise any references to the advisors' opinions and analyses appearing in "Bull Run's Reasons for the Merger" and "Gray's and TCM's Reasons for the Merger" to address these contingent payments.

     WE HAVE REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENTS. PLEASE SEE RESPONSE TO COMMENT #36 ABOVE FOR THE AMOUNT OF SUNTRUST ROBINSON HUMPHREY'S COMPENSATION THAT IS CONTINGENT UPON THE CONSUMMATION OF THE TRANSACTIONS.

     WE HAVE REVISED THE REGISTRATION STATEMENT IN RESPONSE THE STAFF'S COMMENT. AS DESCRIBED IN THE SECTION OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT ENTITLED "OPINION OF HL FINANCIAL," OF THE TOTAL $1,150,000 IN FEES TO WHICH HOULIHAN LOKEY IS TO RECEIVE PURSUANT TO THE TERMS OF ITS ENGAGEMENT LETTERS, A MAXIMUM OF $450,000 IS CONTINGENT UPON COMPLETION OF THE MERGER AND THE SPIN-OFF.

38. Please describe in greater detail the nature of the following information reviewed by SunTrust Robinson Humphrey:

          - ". . . certain publicly available information concerning Bull Run and Gray Television . . ."; and

          - ". . . other financial statistics and undertook other analyses and investigations

     To the extent applicable, please provide similarly detailed information regarding the information reviewed by HL Financial and disclosed on page 78.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DESCRIBE IN GREATER DETAIL THE FOREGOING INFORMATION REVIEWED BY SUNTRUST ROBISON HUMPHREY.

     IN ORDER TO MINIMIZE DUPLICATION IN THE BODY OF THE REGISTRATION STATEMENT AND THE EXHIBITS TO THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, TCM INCLUDED ONLY A SUMMARY OF THE MATERIAL ITEMS THAT HL FINANCIAL REVIEWED AND ADDED A CROSS REFERENCE ON PAGE 84 TO HL FINANCIAL'S OPINION, WHICH CONTAINS THE COMPREHENSIVE LIST OF DOCUMENTS THAT HL FINANCIAL REVIEWED.

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 13


39. To aid the average investor in understanding the financial analyses summaries, revise each of them to explain in concise and understandable language what the financial advisors did and how the analysis and conclusion are relevant to shareholders and, specifically, to the consideration that they are receiving in the merger. In particular, explain further how the results of each analysis demonstrate or support whether the consideration is fair to shareholders. Include a more detailed summary of the analyses performed, such as the multiples, ranges, means/medians and quantified values calculated for each analysis. Also describe the purpose of each analysis. In this regard, for each analysis, explain the conclusions stockholders should draw from the reported results. Reduce the amount of financial jargon and avoid unnecessary financial terms that make the disclosure very difficult to understand. Among your revisions, explain what the advisors mean by "implied equity values," "terminal value," and "perpetual growth rate." We may have further comments once we have reviewed the revised disclosure.

     EACH ANALYSIS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS/REGISTRATION STATEMENT UNDER "OPINION OF THE FINANCIAL ADVISOR OF THE BULL RUN SPECIAL COMMITTEE--ANALYSIS OF TRANSACTION STRUCTURE," "OPINION OF THE FINANCIAL ADVISOR OF THE BULL RUN SPECIAL COMMITTEE--ANALYSIS OF BULL RUN," "OPINION OF THE FINANCIAL ADVISOR OF THE BULL RUN SPECIAL COMMITTEE--ANALYSIS OF TRIPLE CROWN MEDIA," AND "OPINION OF THE FINANCIAL ADVISOR OF THE BULL RUN SPECIAL COMMITTEE--PRO FORMA TRANSACTION ANALYSIS" INCLUDES, AS APPROPRIATE, MULTIPLES, RANGES, MEANS/MEDIANS AND QUANTIFIED VALUES. FURTHER, IN RESPONSE TO THE STAFF'S COMMENT, TCM SIMPLIFIED THE LANGUAGE SET FORTH IN THIS SECTION AND PROVIDED A MORE COMPREHENSIVE DESCRIPTION OF THE ANALYSES THAT SUNTRUST ROBINSON HUMPHREY PERFORMED. HOWEVER, AS STATED ON PAGE 68 OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, NO SINGLE ANALYSIS WAS CONSIDERED BY SUNTRUST ROBINSON HUMPHREY TO BE MORE APPROPRIATE THAN ANY OTHER ANALYSIS, AND THEREFORE IT CONSIDERED ALL OF THE ANALYSES THAT IT PERFORMED IN ARRIVING AT ITS CONCLUSIONS. ACCORDINGLY, TCM RESPECTFULLY SUBMITS THAT IT IS NOT CUSTOMARY OR APPROPRIATE TO INDICATE WHETHER AN INDIVIDUAL ANALYSIS INDICATES FAIRNESS AND/OR TO EXPLAIN THE CONCLUSIONS THAT AN INVESTOR SHOULD DRAW FROM SUCH INDIVIDUAL ANALYSIS.

     EACH ANALYSIS SET FORTH IN THE PROXY STATEMENT/PROSPECTUS/REGISTRATION STATEMENT UNDER "OPINION OF HL FINANCIAL--SUMMARY OF FINANCIAL ANALYSES PERFORMED BY HL FINANCIAL" INCLUDES, AS APPROPRIATE, MULTIPLES, RANGES, MEANS/MEDIANS AND QUANTIFIED VALUES. FURTHER, IN RESPONSE TO THE STAFF'S COMMENT, TCM SIMPLIFIED THE LANGUAGE SET FORTH IN THIS SECTION AND PROVIDED A MORE COMPREHENSIVE DESCRIPTION OF THE ANALYSES THAT HL FINANCIAL PERFORMED. HOWEVER, AS STATED ON PAGE 84 OF THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT, NO SINGLE ANALYSIS WAS CONSIDERED BY HL FINANCIAL TO BE MORE APPROPRIATE THAN ANY OTHER ANALYSIS, AND THEREFORE IT CONSIDERED ALL OF THE ANALYSES THAT IT PERFORMED IN ARRIVING AT ITS CONCLUSIONS. ACCORDINGLY, TCM RESPECTFULLY SUBMITS THAT IT IS NOT CUSTOMARY OR

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 14


     APPROPRIATE TO INDICATE WHETHER AN INDIVIDUAL ANALYSIS INDICATES FAIRNESS AND/OR TO EXPLAIN THE CONCLUSIONS THAT AN INVESTOR SHOULD DRAW FROM SUCH INDIVIDUAL ANALYSIS.

Discounted Cash Flow Analysis, page 68

40. Please expand your discussion of how SunTrust Robinson Humphrey calculated the weighted average cost of capital range from 10% to 20% for Bull Run. Provide similar discussions regarding the other discounted cash flow analyses.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO EXPAND THE DISCUSSION OF HOW SUNTRUST ROBINSON HUMPHREY CALCULATED THE WEIGHTED AVERAGE COST OF CAPITAL RANGE FROM 10% TO 20% FOR BULL RUN.

Gray's and TCM's Reasons for the Merger, page 76

41. Please expand your explanation of the factors you list and why they supported the decisions of the Gray board of directors, TCM's board of directors, the Gray special committee and the TCM special committee. For example, discuss "the complementary businesses and the potential for synergies, revenue enhancement and cost savings." In addition, discuss the "enhanced strategic and market position of the combined company . . ." and "the existing general and administrative infrastructure of Bull Run" and explain how these factors supported the decision to approve the transaction. In addition, please explain how the "terms of the Merger Agreement" impacted the decision. Under the countervailing factors, please explain what is meant by "the relative valuation issues" and why this factor did not weigh in favor of the transaction. These are examples only. Please revise.

     WE HAVE REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENT.

The Merger Agreement, page 91

42. We note your statement in the second italicized paragraph that "[i]t is not intended to provide any other factual information about TCM, BR Acquisition Corp. or Bull Run. Such information can be found elsewhere in this proxy statement/ prospectus/ information statement and in other public filings . . ." In addition, we note your statements that the agreement is "solely for the benefit" of TCM, Br Acquisition Corp. and Bull Run and "solely for the purposes of the contract." Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws. Please similarly revise your disclosure on page 113.

     WE HAVE REVISED THE DISCLOSURE IN THE REGISTRATION STATEMENT TO REMOVE ANY POTENTIAL IMPLICATION THAT THE MERGER AGREEMENT DOES NOT CONSTITUTE PUBLIC DISCLOSURE UNDER THE FEDERAL SECURITIES LAWS. WE HAVE DELETED THE DISCLOSURE ON PAGE 113. IN ADDITION, WE HAVE REVISED THE DISCLOSURE IN ACCORDANCE WITH COMMENT #43

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 15


     AND COMMENT #44, AND WE HAVE MOVED THE DISCLOSURE TO THE END OF THE DESCRIPTION OF THE REPRESENTATIONS AND WARRANTIES IN THE MERGER AGREEMENT.

43. We note your disclosure in the third italicized paragraph and in the third italicized paragraph on page 113 that "certain representations and warranties may not be accurate or complete as of any specified date . . ." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/ prospectus/ information statement not misleading. Please revise your disclosure to acknowledge that to the extent that your representations and warranties are not accurate or complete you have included accurate and complete disclosure in your proxy statement/ prospectus/ information statement.

     WE ACKNOWLEDGE THAT NOTWITHSTANDING THE INCLUSION OF A GENERAL DISCLAIMER, WE ARE RESPONSIBLE FOR CONSIDERING WHETHER ADDITIONAL SPECIFIC DISCLOSURES OF MATERIAL INFORMATION REGARDING THE MATERIAL CONTRACTUAL PROVISIONS ARE REQUIRED TO MAKE THE STATEMENTS INCLUDED IN THE PROXY/STATEMENT/PROSPECTUS/INFORMATION STATEMENT NOT MISLEADING. WE HAVE REVISED THE REGISTRATION STATEMENT TO STATE THAT ANY SPECIFIC MATERIAL FACTS THAT CONTRADICT THE REPRESENTATIONS AND WARRANTIES IN THE MERGER AGREEMENT HAVE BEEN DISCLOSED IN THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT.

44. Your disclosure states that investors "should not rely" upon the disclosures regarding representations and warranties as statements of "factual information." This statement appears to limit reliance by investors on the descriptions of the representations and warranties. Note that investors are entitled to rely upon disclosures in your publicly filed documents, including disclosures regarding representations and warranties contained in a merger agreement. As a result, we view this limitation as inappropriate since the disclosures regarding the merger agreement are being provided to shareholders in a public disclosure document under the federal securities laws. Please revise here and on page 113 to delete the limitation.

     WE HAVE REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENT.

The Bull Run Special Meeting, page 106

Solicitation of Proxies, page 108

45. We note your statement that proxies may be solicited "in person or by telephone, telegraph or facsimile transmission." Please note that all written soliciting materials, including any scripts used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c). Please confirm your understanding in the response letter.

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 16


     BULL RUN CONFIRMS ITS UNDERSTANDING THAT ALL WRITTEN SOLICITING MATERIALS, INCLUDING SCRIPTS USED IN TELEPHONE SOLICITATIONS, MUST BE FILED WITH THE COMMISSION UNDER COVER OF SCHEDULE 14A.

Refinancing, page 117

46. We note your disclosure that "TCM is also considering other financing alternatives." Please briefly describe these alternatives.

     THE ONLY OTHER FINANCING ALTERNATIVE THAT TCM IS CURRENTLY CONSIDERING IS A PRIVATE PLACEMENT OF NOTES TO QUALIFIED INSTITUTIONAL INVESTORS PURSUANT TO RULE 144A OF THE SECURITIES ACT. WE DID NOT DISCLOSE ANY INFORMATION ABOUT THE POSSIBLE PRIVATE PLACEMENT IN THE PROXY STATEMENT/PROSPECTUS/INFORMATION STATEMENT BECAUSE WE WERE CONCERNED THAT IT COULD BE CONSTRUED AS A GENERAL SOLICITATION, WHICH COULD THEREAFTER PROHIBIT US FROM RELYING ON RULE 144A FOR SUCH PRIVATE PLACEMENT.

Management's Discussion and Analysis of Financial Condition and Results of Operations of TCM, page 126

47. Identify any known trends or uncertainties surrounding TCM and your industries, including those that may impact your future revenues, margins, net income (loss), etc. For example, do you expect the number of GrayLink's pagers in service to continue to decline? If so, how will this impact your overall financial condition? In this regard, do you believe that the percent of your total revenues attributable to the GrayLink wireless segment will continue to decline? See Item 303(a)(3)(ii) of Regulation S-K.

     WE HAVE REVISED THE REGISTRATION STATEMENT IN RESPONSE TO THE STAFF'S COMMENT.

Liquidity and Capital Resources, page 131

48. Please discuss and quantify your short-term and long-term cash requirements and disclose how you intend to fund them.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE AND QUANTIFY OUR SHORT-TERM AND LONG-TERM CASH REQUIREMENTS AND HOW WE INTEND TO FUND THEM.

Combined Company Unaudited Pro Forma Condensed Financial Information, page 135

49. Please provide the disclosures required under Rule 11-02(c)(3) of Regulation S-X.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO ADD DISCLOSURE TO DESCRIBE HOW THE DECEMBER 31, 2004 AND JUNE 30, 2005 AMOUNTS WERE DERIVED IN COMPLIANCE WITH RULE 11-02(C)(3) OF REGULATION S-X.

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 17


Notes to Combined Company Unaudited Pro Forma Condensed Financial Information, page 139

50. Please refer to adjustment (f) on page 140. Provide us with an analysis of how you considered EITF 00-19 in determining the appropriate accounting for the TCM Series A redeemable, convertible preferred stock. Also, tell us in your response letter how you will account for the exchange of Bull Run Corporation's vested and unvested options for your options.

     QUESTION RELATING TO EITF 00-19:

     WE ANALYZED EITF 00-19 WITH RESPECT TO TCM'S SERIES A REDEEMABLE, CONVERTIBLE PREFERRED STOCK GIVING CONSIDERATION TO THE CONVERSION RIGHTS AND CALL RIGHT EMBEDDED IN THE UNDERLYING PREFERRED STOCK CONTRACT. AS OUTLINED BELOW, WE CONCLUDED THAT NEITHER THE CONVERSION RIGHTS NOR THE CALL RIGHT REQUIRED BIFURCATION AND SEPARATE ACCOUNTING TREATMENT AS A "FREESTANDING" DERIVATIVE FINANCIAL INSTRUMENT UNDER EITF 00-19.

     WITH REGARD TO THE CONVERSION FEATURES EMBEDDED IN THE TCM SERIES A PREFERRED STOCK WE RELIED ON PARAGRAPH 4 OF EITF 00-19 WHICH STATES IN
     PART:

          "...THE TASK FORCE REACHED A CONSENSUS THAT FOR PURPOSES OF EVALUATING UNDER STATEMENT 133 WHETHER AN EMBEDDED DERIVATIVE INDEXED TO A COMPANY'S OWN STOCK WOULD BE FREESTANDING, THE REQUIREMENTS OF PARAGRAPHS 12-33 OF THIS ISSUE DO NOT APPLY IF THE HYBRID CONTRACT IS A CONVENTIONAL CONVERTIBLE DEBT INSTRUMENT IN WHICH THE HOLDER MAY ONLY REALIZE THE VALUE OF THE CONVERSION OPTION BY EXERCISING THE OPTION AND RECEIVING THE ENTIRE PROCEEDS IN A FIXED NUMBER OF SHARES OR THE EQUIVALENT AMOUNT OF CASH (AT THE DISCRETION OF THE ISSUER). ..."

     TCM'S SERIES A PREFERRED STOCK WILL BE CONVERTIBLE INTO A FIXED NUMBER OF SHARES OF TCM COMMON STOCK. A HOLDER OF THE TCM SERIES A PREFERRED STOCK CAN REQUEST CONVERSION INTO TCM COMMON STOCK ANY TIME AFTER THE FIRST ANNIVERSARY OF THE MERGER OF BULL RUN WITH AND INTO A SUBSIDIARY OF TCM. ADDITIONALLY, TCM HAS THE OPTION TO CONVERT THE PREFERRED STOCK TO COMMON STOCK ONLY UPON A CHANGE IN CONTROL OR LIQUIDATION EVENT. IF CONVERSION IS EXERCISED, TCM MUST DELIVER THE REQUISITE FIXED NUMBER OF SHARES OF TCM COMMON STOCK. TCM HAS NO RIGHT OR OBLIGATION TO DELIVER CASH IN LIEU OF SOME OR ALL OF THE FIXED NUMBER OF COMMON SHARES.

     WE EVALUATED THE SCOPE EXCEPTION IN PARAGRAPH 11(A) OF SFAS 133, WHICH
     STATES:

          "11. NOTWITHSTANDING THE CONDITIONS OF PARAGRAPHS 6-10, THE REPORTING ENTITY SHALL NOT CONSIDER THE FOLLOWING CONTRACTS TO BE DERIVATIVE INSTRUMENTS FOR PURPOSES OF THIS STATEMENT:

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 18


          A. CONTRACTS ISSUED OR HELD BY THAT REPORTING ENTITY THAT ARE BOTH (1) INDEXED TO ITS OWN STOCK AND (2) CLASSIFIED IN STOCKHOLDERS' EQUITY IN ITS STATEMENT OF FINANCIAL POSITION."

     AS THE TCM SERIES A PREFERRED STOCK IS CONVERTIBLE INTO A FIXED NUMBER OF SHARES OF TCM COMMON STOCK, THE CONVERSION OPTION IS INDEXED TO TCM COMMON STOCK, THUS MEETING THE FIRST CRITERIA OF THE SCOPE EXCEPTION. TO ASSESS THE SECOND CRITERIA, WE CONSIDERED EITF 00-19. LOOKING AT THE TERMS OF THE AGREEMENT, WE HAVE A CONVENTIONAL CONVERTIBLE FINANCIAL INSTRUMENT BECAUSE IT IS SETTLED IN A FIXED NUMBER OF SHARES. THEREFORE THIS INSTRUMENT DOES NOT REQUIRE FURTHER ANALYSIS UNDER EITF 00-19 AS IT WOULD BE CLASSIFIED IN EQUITY, THUS MEETING THE SECOND PART OF THE SCOPE EXCEPTION.

     WITH RESPECT TO TCM'S CALL RIGHT EMBEDDED IN THE TCM SERIES A PREFERRED STOCK, WE DO NOT BELIEVE THAT EITF 00-19 IS APPLICABLE. TCM MAY CALL FOR REDEMPTION OF ALL, OR A PORTION, OF THE SERIES A PREFERRED STOCK AT ANY TIME AFTER THE FIFTH ANNIVERSARY OF BULL RUN'S MERGER INTO TCM. UPON ANY SUCH REDEMPTION TCM IS REQUIRED TO PROVIDE THE HOLDER CASH IN THE AMOUNT OF THE LIQUIDATION PREFERENCE OF THE TCM SERIES A PREFERRED STOCK. THE TCM SERIES A PREFERRED STOCK LIQUIDATION PREFERENCE IS EQUAL TO THE SUM OF $1,000 PER SHARE PLUS ALL ACCRUED AND UNPAID DIVIDENDS THEREON WITHOUT REGARD TO WHETHER OR NOT SUCH ACCRUED DIVIDENDS HAVE BEEN DECLARED BY TCM'S BOARD OF DIRECTORS. WE EVALUATED SFAS 133 PARAGRAPH 13 TO DETERMINE THAT THE ECONOMIC CHARACTERISTICS AND RISKS OF THE CALL RIGHT ARE CLEARLY AND CLOSELY RELATED TO THE ECONOMIC CHARACTERISTICS AND RISKS OF THE HOST CONTRACT. IF CALLED, THE HOLDER WILL ONLY RECEIVE IN CASH THE PAR VALUE OF THE TCM SERIES A PREFERRED STOCK AND THE STATED DIVIDEND RATE THROUGH THE DATE OF THE REDEMPTION. SINCE THE CALL RIGHT WOULD BE EXERCISED FOR PAR, THE HOLDER WOULD RECOVER SUBSTANTIALLY ALL OF ITS INITIAL RECORDED INVESTMENT AND THERE IS NO POSSIBLE FUTURE INTEREST RATE SCENARIO UNDER WHICH THE EMBEDDED DERIVATIVE WOULD AT LEAST DOUBLE THE INVESTOR'S INITIAL RATE OF RETURN ON THE HOST CONTRACT. THE ECONOMIC CHARACTERISTICS AND RISKS OF THE CALL ARE CLEARLY AND CLOSELY RELATED TO THE ECONOMIC CHARACTERISTICS AND RISKS OF THE HOST CONTRACT THEREFORE THE CALL OPTION WOULD NOT BE BIFURCATED FROM THE HOST CONTRACT AND ACCOUNTED FOR SEPARATELY.

     QUESTION RELATING TO ACCOUNTING FOR THE EXCHANGE OF BULL RUN OPTIONS:

     TCM INTENDS TO ACCOUNT FOR THE EXCHANGE OF OPTIONS TO PURCHASE BULL RUN STOCK FOR OPTIONS TO PURCHASE TCM STOCK AT THE ESTIMATED FAIR VALUE OF THE BULL RUN OPTIONS. PRELIMINARY ESTIMATES OF THE VALUE OF THE BULL RUN OPTIONS INDICATE THAT THE VALUE IS LESS THAN $10,000. WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE THE FOREGOING.

51. Please see adjustment (i) on page 143. Tell us in your response letter whether you assigned a fair value to Bull Run Corporation's contracts including the sports marketing contract with the University of Kentucky. If so, disclose the amount assigned to these

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 19


     contracts and the lives assigned to these intangible assets. If not, tell us in your response letter why your accounting is appropriate under FAS 141.

     WE THINK THE BEST WAY TO ANSWER COMMENT #51 IS TO REFER TO PAST CORRESPONDENCE WITH THE STAFF. WE HAVE ASSIGNED A FAIR VALUE TO BULL RUN'S COLLECTION OF CUSTOMER RELATIONSHIPS, INCLUDING THAT WITH THE UNIVERSITY OF KENTUCKY, AND PRELIMINARILY ESTIMATED THE FAIR VALUE OF SUCH CUSTOMER RELATIONSHIPS AS OF JUNE 30, 2005 TO BE $15 MILLION, SUBJECT TO FINAL APPRAISAL. TCM INTENDS TO ACCOUNT FOR THESE CUSTOMER RELATIONSHIPS IN A MANNER SIMILAR TO THAT USED BY BULL RUN. BULL RUN HAS PREVIOUSLY RESPONDED TO THE STAFF'S QUESTIONS PERTAINING TO ITS ACCOUNTING FOR ITS CUSTOMER RELATIONSHIPS INTANGIBLE ASSET, AND THE AMORTIZATION METHOD THEREOF, MOST RECENTLY IN CONNECTION WITH STAFF'S REVIEW OF BULL RUN'S FORM 10-K FOR THE FISCAL YEAR ENDED AUGUST 31, 2004 AND FORM 10-Q FOR THE PERIOD ENDED NOVEMBER 30, 2004. THE FOLLOWING DISCUSSION APPEARED IN BULL RUN'S RESPONSE DATED FEBRUARY 23, 2005 TO THE STAFF'S COMMENT #11 FROM THE STAFF'S LETTER DATED FEBRUARY 1, 2005:

          "CUSTOMER RELATIONSHIPS, ALTHOUGH BASED ON CONTRACTS, WERE INDEPENDENTLY APPRAISED AS A GROUP AS OF THE ACQUISITION DATE, AND VALUED USING REASONABLE VALUATION TECHNIQUES. THE VALUATION METHODOLOGY REASONABLY ASSUMED AN AVERAGE 20-YEAR LIFE FOR THESE RELATIONSHIPS AND A 5% ANNUAL ATTRITION RATE. THIS VALUATION DID NOT VALUE INDIVIDUAL CONTRACTS, BUT RATHER THE COLLECTION OF RELATIONSHIPS USING AN AGGREGATE 20-YEAR NET CASH FLOW PROJECTION FOR ALL OF THE IDENTIFIED RELATIONSHIPS. BY VIRTUE OF USING AN AVERAGE 20-YEAR LIFE AND A 5% ATTRITION ASSUMPTION, THE VALUATION METHODOLOGY ADEQUATELY TOOK INTO ACCOUNT THAT CERTAIN RELATIONSHIPS MAY TERMINATE SOONER THAN 20 YEARS AND OTHERS MAY ENDURE LONGER THAN 20 YEARS. WE THEREFORE CONCLUDED THAT THE CUSTOMER RELATIONSHIP INTANGIBLE DID NOT REQUIRE ANY ACCELERATED AMORTIZATION UPON THE TERMINATION OF INDIVIDUAL RELATIONSHIPS, AND THAT IT WAS REASONABLE TO ASSUME THAT CONTRACTS SIMILAR TO THOSE THAT WERE PROVEN TO BE REPEATEDLY RENEWED WOULD BE RENEWED AND EXTENDED BEYOND THEIR CURRENT CONTRACTUAL PERIOD.

          IN REFERENCE TO SECTION II.P OF THE DIVISION'S CURRENT ACCOUNTING AND DISCLOSURES ISSUES OUTLINE DATED AUGUST 31, 2001, WE DETERMINED THAT A 20-YEAR STRAIGHT-LINE METHOD OF AMORTIZATION DOES NOT NECESSARILY RESULT IN THE MOST APPROPRIATE AND SYSTEMATIC ALLOCATION OF THE COST OF CUSTOMER RELATIONSHIPS OVER THE PERIOD EXPECTED TO BE BENEFITED. WE BELIEVED THAT AN APPROPRIATE SYSTEMATIC METHOD TO ALLOCATE THE COST OF CUSTOMER RELATIONSHIPS OVER THE PERIODS BENEFITED WAS TO ALLOCATE COST BY FISCAL PERIOD IN A PROPORTION EQUAL TO THE ORIGINALLY ESTIMATED NON-DISCOUNTED NET CASH FLOW AS PRESENTED IN THE VALUATION REPORT. THIS AMOUNT WAS CALCULATED FOR EACH SPECIFIC FISCAL PERIOD AS A PERCENTAGE OF THE TOTAL ESTIMATED CONTRIBUTION FROM CUSTOMER RELATIONSHIPS FOR THE 20-YEAR AGGREGATE LIFE OF THE CUSTOMER RELATIONSHIPS. BASED ON THE RELATIONSHIPS OF THESE AMOUNTS OVER THE 20-YEAR

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 20


          PERIOD, WE DETERMINED THAT A 16-YEAR STRAIGHT-LINE METHOD APPROXIMATED A SYSTEMATIC ALLOCATION METHOD TO AMORTIZE CUSTOMER RELATIONSHIPS."

     THE FOLLOWING DISCUSSION THEN APPEARED IN BULL RUN'S RESPONSE DATED MARCH 29, 2005 TO THE STAFF'S COMMENT #3 IN ITS LETTER DATED MARCH 15, 2005:

          "PARAGRAPH 11 OF SFAS 142 DEFINES THE USEFUL LIFE OF AN INTANGIBLE ASSET AS THE "PERIOD OVER WHICH THE ASSET IS EXPECTED TO CONTRIBUTE DIRECTLY OR INDIRECTLY TO THE FUTURE CASH FLOWS" OF THE ENTITY, AND SHALL BE BASED ON SEVERAL FACTORS, WHICH INCLUDE CONTRACTUAL PROVISIONS THAT MAY LIMIT THE USEFUL LIFE OR CONTRACTUAL PROVISIONS THAT ENABLE RENEWAL OR EXTENSION OF THE ASSET'S LEGAL OR CONTRACTUAL LIFE WITHOUT SUBSTANTIAL COST. THE DETERMINATION OF THE USEFUL LIFE OF THESE CUSTOMER RELATIONSHIPS WAS BASED ON THE PERIOD OVER WHICH THE ASSET WAS EXPECTED TO CONTRIBUTE DIRECTLY TO THE FUTURE CASH FLOWS OF THE COMPANY. THE COMPANY'S COLLEGIATE MARKETING AND ASSOCIATION MANAGEMENT BUSINESSES ARE BASED ON RELATIONSHIPS WITH PARTIES PROVIDING THE COMPANY MULTI-MEDIA MARKETING RIGHTS OR ASSOCIATION MANAGEMENT RIGHTS, WHICH TAKE THE FORM OF PERIODIC MULTI-YEAR CONTRACTS WHICH ARE ROUTINELY EXTENDED IN THE ORDINARY COURSE OF BUSINESS.

          PARAGRAPH B174 OF SFAS 141 STATES THAT "WHILE MANY CONTRACTS OR OTHER RIGHTS (INCLUDING CUSTOMER CONTRACTS) ARE FIXED IN DURATION, PAST HISTORY (AND INDUSTRY PRACTICE) OFTEN PROVIDES EVIDENCE THAT THE CONTRACTS OR RIGHTS ARE GENERALLY RENEWED WITHOUT SUBSTANTIAL COST AND EFFORT," AND IN SUCH CASES, THE VALUE OF SUCH INTANGIBLES MAY BE BASED ON THE PRESENT VALUE OF THE FUTURE CASH FLOWS OVER A PERIOD EXTENDING BEYOND THE CONTRACT TERM. SUCH WAS THE ASSUMPTION IN DETERMINING THE APPRAISED VALUE OF THE CUSTOMER RELATIONSHIPS AS A GROUP, I.E., THE NET PRESENT VALUE OF ESTIMATED FUTURE CASH FLOWS OVER A PERIOD THAT EXCEEDED THE THEN CURRENT TERM OF THE INDIVIDUAL CONTRACTS, AS ADJUSTED FOR AN ASSUMED RATE OF ATTRITION.

          INDIVIDUAL CONTRACT PERIODS ARE NOT INDICATIVE OF THE PERIOD OVER WHICH THE RELATIONSHIPS WERE (AND ARE) REASONABLY ANTICIPATED TO BE IN PLACE. THE COMPANY'S CONTRACTS FOR MULTI-MEDIA MARKETING RIGHTS AND ASSOCIATION MANAGEMENT ARRANGEMENTS WERE (AND ARE) ROUTINELY RENEWED IN THE NORMAL COURSE OF BUSINESS, AND IN THE CASE OF EVERY SIGNIFICANT RELATIONSHIP (WHICH THE SOLE EXCEPTION BEING THE CONTRACT WITH THE NCAA, WHICH WHEN TERMINATED, RESULTED IN AN IMPAIRMENT CHARGE), THE RELATIONSHIP HAS BEEN EXTENDED BEYOND THE INITIAL CONTRACT TERM.

          BASED ON THE FOREGOING, WE BELIEVE THAT AMORTIZATION OF CUSTOMER RELATIONSHIPS OVER A PERIOD THAT EXTENDS BEYOND THE CONTRACT PERIODS OF INDIVIDUAL CONTRACTS WAS, AND IS, REASONABLE BASED ON PAST HISTORY AND EXPERIENCE SUBSEQUENT TO THE ACQUISITION DATE, IN ACCORDANCE WITH SFAS 141 AND 142."

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 21


     IN ITS ACQUISITION OF BULL RUN, TCM IS ACQUIRING A SIMILAR COLLECTION OF CUSTOMER RELATIONSHIPS HAVING SIMILAR CHARACTERISTICS. TCM INTENDS TO OBTAIN AN INDEPENDENT VALUATION OF THESE CUSTOMER RELATIONSHIPS AS SOON AS PRACTICAL AFTER THE CLOSING OF THE MERGER. WE BELIEVE THAT SUCH VALUATION WILL RENDER A FAIR VALUE IN EXCESS OF BULL RUN'S CURRENT CARRYING VALUE OF CUSTOMER RELATIONSHIPS ACQUIRED IN 1999, AND WE ALSO BELIEVE THAT THE APPROPRIATE AMORTIZATION PERIOD AND METHODOLOGY WILL APPROXIMATE THAT CURRENTLY USED BY BULL RUN.

52. Please refer to adjustment (k) on page 143. Revise to present the pro forma provision for income taxes calculated based on your statutory rate under Instruction #7 of Rule 11-02(b) of Regulation S-X.

     THE PRO FORMA PROVISION FOR INCOME TAXES WAS CALCULATED USING A 39% BLENDED FEDERAL AND STATE TAX RATE. THE BASIS OF THIS RATE IS THE STATUTORY RATES IN EFFECT FOR THE PERIODS PRESENTED. WE THEN GAVE RECOGNITION TO THE BENEFIT OF THE BULL RUN FEDERAL TAX LOSS CARRYFORWARDS WHICH THE PRO FORMA COMPANY WOULD BE ABLE TO UTILIZE. SINCE BULL RUN HAS BEEN A LOSS CORPORATION, IT HAS NOT BEEN ABLE TO UTILIZE THE BENEFIT OF THESE CARRYFORWARDS. THE PRO FORMA COMPANY WILL BE ABLE TO UTILIZE THESE BENEFITS. WE UNDERSTAND INSTRUCTION #7 OF RULE 11-02(B) INDICATES THE STATUTORY RATE SHOULD "NORMALLY" BE APPLIED TO THE PRO FORMA ADJUSTMENT. IN THIS SPECIFIC INSTANCE, WE BELIEVE IGNORING THE BENEFIT OF THE BULL RUN TAX LOSS CARRYFORWARDS WOULD PRODUCE A MISLEADING PRO FORMA ADJUSTMENT. WE HAVE REVISED THE REGISTRATION STATEMENT TO REFLECT THE FOREGOING.

TCM's Business, page 147

Competition, page 157

53. To the extent available, please provide quantified information of your market position so that investors can assess your competitive standing compared to your competitors.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCLOSE INFORMATION REGARDING OUR MARKET POSITION.

Bull Run's Business, page 160

54. Please describe the terms of your material agreements in greater detail such as your agreement with CBS Sports. Also, with regard to your agreements for marketing and services, quantify the guaranteed rights fee and the percentage of revenues or profits that Bull Run is entitled to.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO RESPOND TO THE STAFF'S COMMENT. BULL RUN WISHES TO CLARIFY FOR THE STAFF THAT BULL RUN IS NOT "ENTITLED TO" GUARANTEED RIGHTS FEES OR PERCENTAGE OF REVENUES OR PROFITS UNDER ITS AGREEMENTS WITH COLLEGIATE INSTITUTIONS OR ORGANIZATIONS (WITH THE EXCEPTION OF NCAA FOOTBALL). BULL RUN IS

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 22


     CONTRACTUALLY OBLIGATED TO PAY GUARANTEED RIGHTS FEES AND PERCENTAGES OF REVENUES DERIVED FROM THE RIGHTS AWARDED BY A COLLEGIATE INSTITUTION AND ORGANIZATION TO SUCH INSTITUTION OR ORGANIZATION.

Sales and Marketing, page 161

55. Clarify what you mean by providing "advertising and sponsorship opportunities . . . having access to all of Bull Run's vertically-integrated fulfillment capabilities."

     WE HAVE REVISED THE REGISTRATION STATEMENT TO CLARIFY WHAT WE MEANT BY PROVIDING "ADVERTISING AND SPONSORSHIP OPPORTUNITIES", BUT HAVE DELETED THE REFERENCE TO . . . "VERTICALLY-INTEGRATED FULFILLMENT CAPABILITIES."

Competition, page 162

56. Please revise this section to discuss your relative standing within the industry and name the dominant competitors. Specifically, focus on your competitive position including a discussion of the positive and negative qualities of your business with respect to the competition within the industry.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO DISCUSS OUR RELATIVE STANDING WITHIN THE INDUSTRY AND TO NAME OUR DOMINANT COMPETITORS.

Other Matters, page 186

57. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown "a reasonable time before the solicitation." Please revise this paragraph and the proxy card to include this language.

     WE HAVE REVISED THE REGISTRATION STATEMENT TO CLARIFY THAT THE NAMED PROXIES WILL ONLY HAVE DISCRETIONARY AUTHORITY WITH RESPECT TO MATTERS THAT ARE UNKNOWN TO SUCH PERSONS WITHIN A REASONABLE TIME PRIOR TO THE SOLICITATION OF PROXIES AND THAT ARE PROPERLY BROUGHT BEFORE THE BULL RUN SPECIAL MEETING OF SHAREHOLDERS.

Annexes

58. As required by Item 601(b)(2) of Regulation S-K, please include a list briefly identifying the contents of any omitted schedules, together with an agreement to furnish to us a copy of any omitted document upon request.

     WE DO NOT THINK THE CONFIDENTIAL DISCLOSURE LETTERS THAT WERE DELIVERED BY THE PARTIES TO THE MERGER AGREEMENT TO EACH OTHER ARE "SCHEDULES (OR SIMILAR ATTACHMENTS)"; HOWEVER, WE WILL FURNISH THE CONFIDENTIAL DISCLOSURE LETTERS SUPPLEMENTALLY TO THE STAFF IF REQUESTED.

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 23


Exhibits

59. Please file the legality opinion as soon as possible. We may have comments on the opinion after reviewing it.

     WE HAVE FILED A COPY OF THE LEGALITY OPINION AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

60. We note the reference to HL Financial being engaged to provide the solvency opinion at closing. File the consent of HL Financial and confirm in your response letter that the solvency opinion will be filed as an exhibit to the registration statement in a post-effective amendment at closing.

     DELIVERY OF A SOLVENCY OPINION BY HL FINANCIAL TO THE TCM SPECIAL COMMITTEE AND TCM'S BOARD OF DIRECTORS IS A CONDITION TO THE CLOSING OF THE MERGER, AND THE OPINION WILL NOT BE DELIVERED UNTIL THE CLOSING. AS A RESULT, THE SOLVENCY OPINION, WHICH WILL NOT BE ADDRESSED TO BULL RUN, ITS BOARD OF DIRECTORS OR ITS SHAREHOLDERS, WILL BE PROVIDED ONLY AFTER ANY INVESTMENT DECISION HAS BEEN MADE PURSUANT TO THE REGISTRATION STATEMENT AND A "SALE" HAS OCCURRED. (SEE, PRELIMINARY NOTE TO RULE 145, WHICH STATES THAT "... A 'SALE' OCCURS WHEN THERE IS SUBMITTED TO SECURITY HOLDERS AN AGREEMENT PURSUANT TO WHICH SUCH HOLDERS ARE REQUIRED TO ELECT, ON THE BASIS OF WHAT IS IN SUBSTANCE A NEW INVESTMENT DECISION, WHETHER TO ACCEPT A NEW OR DIFFERENT SECURITY IN EXCHANGE FOR THEIR EXISTING SECURITY").

     ACCORDINGLY, TCM RESPECTFULLY SUBMITS THAT SATISFACTION OF THE CONDITION TO THE MERGER BY DELIVERY OF THE SOLVENCY OPINION AT CLOSING IS LIKE THE SATISFACTION OF ANY OTHER MERGER CONDITION, AND POST-EFFECTIVE AMENDMENTS ARE NOT REQUIRED TO BE FILED TO DISCLOSE SATISFACTION OF SUCH CONDITIONS OR DOCUMENTS DELIVERED AT CLOSING IN SATISFACTION OF SUCH CONDITIONS, SINCE SUCH DISCLOSURE WOULD NOT BE MATERIAL TO INVESTORS. WE HAVE NOT BEEN ABLE TO FIND ANY INSTANCE WHERE A REGISTRANT HAS BEEN REQUIRED TO FILE A SOLVENCY OPINION AS AN EXHIBIT TO A POST-EFFECTIVE AMENDMENT, WHERE THE INITIAL SOLVENCY OPINION WAS DELIVERED AT THE CLOSING OF THE SUBJECT TRANSACTION. IF AN OPINION MEETING THE REQUIREMENTS OF THE CONDITION IS NOT DELIVERED AT CLOSING AND THE CONDITION IS WAIVED, THE PARTIES WOULD HAVE TO DETERMINE AT THAT TIME WHETHER THE WAIVER OF THE CONDITION IS INFORMATION MATERIAL TO AN INVESTMENT DECISION AND UNDER APPLICABLE LAW THUS REQUIRES A RESOLICITATION.

                                   * * * * * *

Larry Spirgel, Esq.
Securities and Exchange Commission
October 21, 2005
Page 24


With the understanding of the Staff, we intend to further amend the Registration Statement to include updated financial information for Bull Run and to respond to any additional comments that the Staff may have. The Bull Run financial statements for the year ended August 31, 2005 will be incorporated by reference into the Registration Statement in connection with the filing of the Bull Run Annual Report on Form 10-K. We intend to include the updated financial information in the Registration Statement along with updated accountants' consents prior to requesting effectiveness of the Registration Statement.

We would appreciate your prompt review of these materials and your prompt notification to us if you have further comments or questions. Please contact Arnold S. Jacobs of Proskauer Rose LLP at (212) 969-3210 should you have any questions or additional comments.

Very truly yours,

TRIPLE CROWN MEDIA, INC.


By: /s/ James C. Ryan
    -------------------------------------
    James C. Ryan
    Chief Financial Officer

cc: Dean Suehiro, Senior Staff Accountant
    Kyle Moffatt, Accountant Branch Chief
    Albert Pappas, Senior Staff Attorney
    Robert S. Prather, Jr.
    Marlon F. Starr, Esq.